                                                                                                                                                                                                                                                        AMEX : REX
                                                                                                                                  TSX : VIR
                                                                                    For Immediate Release
ViRexx Medical Corp.

VIREXX ANNOUNCES 2008 SECOND QUARTER RESULTS

EDMONTON, ALBERTA – August 14, 2008 – ViRexx Medical Corp. (TSX:VIR, AMEX:REX), company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living.  Its platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer, today announced its financial and operational results for the three-month period ended June 30, 2008.

“Despite the very challenging times in the capital markets, the Company was able, in the second quarter, to secure the needed Standby Guarantor for its Rights Offering, which is now proceeding”, said Darrell Elliott, Chairman and interim Chief Executive Officer of Virexx. “This provides the needed foundation for the company’s continued reorganization.  The planned reduction in operating expenses will continue during the third quarter, whilst added emphasis is given to the Chimigen™ Platform technologies.  We have also continued our planning for re-entry into clinical trials of candidates from the Occlusin™ Platform technologies.”

Operational Update

As announced on June 5, 2008, ViRexx entered into a Standby Purchase Agreement dated May 22, 2008, effective June 4, 2008, with LM Funds Corp., with respect to the rights offering to shareholders announced on March 31, 2008.

On July 18, 2008 the Company filed a final short form prospectus for a rights offering.  The subscription is $0.045 per common share and was equal to the weighted average of the closing price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) for each of the trading days on which there was a closing price during the three trading days immediately preceding July 14, 2008, less a discount of 25%.  The Company has applied to list on the TSX the rights distributed under the short form prospectus and the shares issuable upon the exercise of the rights.  Approval of such listing will be subject to the Company fulfilling all of the listing requirements of the TSX.  The Company has applied to list the shares issuable upon the exercise of the rights (but not the rights themselves) on the American Stock Exchange (“AMEX”). Approval of such listings will be subject to the Company fulfilling all of the listing requirements of the AMEX.  The offering is only available to existing shareholders on the record date, July 25, 2008.  The Company anticipates raising net proceeds of approximately $2,997,778 which will provide approximately eight months of operating capital.

Financial Highlights
(All amounts reported are in Canadian dollars unless otherwise stated)

For the three months ended June 30, 2008, the net loss was $1,524,143 or ($0.02) per common share, as compared to $3,187,594 or ($0.04) per common share for the three months ended June 30, 2007. On a year-to-date basis, the Company recorded a net loss of $3,247,600 or ($0.04) per share, compared to $6,111,621 or ($.08) per share for the first half of 2007.

Research and development expenses for the three months ended June 30, 2008, totaled $739,650, a decrease of 45% from $1,354,544 for the three months ended June 30, 2007.  On a year-to-date basis, research and development expenses totaled $1,369,927 compared to $2,479,796 for the first half of 2007.  The difference in research and development was due to lower staffing levels compared to the same period in 2007, receipt of funding from Alberta Heritage Foundation for Medical Research - Industrial Research Fellowship which began in April 2007, an increase in National Research Council of Canada Industrial Research Assistance Programme funding and reduced clinical activity.

Corporate administration expenses for the three months ended June 30, 2008, totaled $747,525, a decrease of 50% from $1,506,871 for the three months ended June 30, 2007.  On a year-to-date basis, corporate administration expenses totaled $1,805,363 compared to $2,971,781 for the first half of 2007. During the period, efforts continued on business development including the pursuit of potential partnerships and finance arrangements for product candidates and technology platforms.  The significant decrease from 2007 in business development is a direct result of a reduction of management personnel in this department.  Overall employee related costs have decreased due to the management changes undertaken in May 2007 which have been partially offset by higher consulting and travel costs incurred by senior management consultants.  Other administration costs are lower as significant costs were incurred in 2007 related to the Schedule 13D filed February 14, 2007 with the Securities and Exchange Commission.

As at June 30, 2008, the Company’s cash and cash equivalents and short-term investments totaled $756,812 as compared with $2,575,248 at December 31, 2007. The Company’s net cash used from operating activities amounted to $1,111,528 and $2,596,806 for the three and six-months ended June 30, 2008, respectively, reflecting the Company’s research and development expenses and corporate administration expenses, including costs incurred for the public offering.   As at July 31, 2008 the Company’s cash and cash equivalents and short-term investments totaled approximately $0.3 million.

At June 30, 2008, the Company had 72,760,617 shares outstanding. The number of stock options and warrants outstanding at June 30, 2008 is 4,555,725 and 1,818,182 respectively and could generate proceeds of approximately $ 5.9 million if exercised.

About ViRexx Medical Corp.
ViRexx is a Canadian-based development-stage biotech company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living.  Our platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Darrell Elliott Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com	Brent Johnston Chief Financial Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com

Financial statements attached:

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheets
(Unaudited)

(expressed in Canadian dollars)

	June 30, 2008 $	December 31, 2007 $
Assets

Current assets
Cash and cash equivalents	713,969	2,533,105
Short-term investments	42,843	42,143
Prepaid expenses and deposits	86,933	139,641
Deferred corporate transaction costs	218,972	-
Other current assets	41,552	75,572

	1,104,269	2,790,461
Property and equipment	440,086	500,371

	1,544,355	3,290,832

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,557,330	2,103,372
Current portion of obligations under capital lease	2,573	5,931

	2,559,903	2,109,303

Secured convertible debenture	978,305	-

	3,538,208	2,109,303

Capital deficiency

Common shares – no par value, unlimited shares authorized; 72,760,717 shares issued and outstanding	54,064,680	54,064,680
Equity component of secured convertible debenture	31,315	-
Contributed surplus	12,539,613	12,498,710
Deficit accumulated during development stage	(68,629,461)	(65,381,861)

	(1,993,853)	1,181,529

	1,544,355	3,290,832

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Loss, Comprehensive Loss and Accumulated Deficit
(Unaudited)

(expressed in Canadian dollars)

	Three-month period ended		Six-month period ended		Cumulative from October 30, 2000 to
	June 30, 2008 $	June 30, 2007 $	June 30, 2008 $	June 30, 2007 $	June 30, 2008 $

Revenue	-	-	-	-	-

Expenses
Corporate administration	747,525	1,506,871	1,805,363	2,971,781	19,339,151
Research and development	739,650	1,354,544	1,369,927	2,479,796	20,022,541
Amortization	28,976	650,878	58,126	1,301,757	7,993,051
	1,516,151	3,512,293	3,233,416	6,753,334	47,354,743
Loss from operations	(1,516,151)	(3,512,293)	(3,233,416)	(6,753,334)	(47,354,743)

Other income (expenses)
Interest	5,060	61,515	16,746	146,125	982,680
Loss on disposal of property and equipment	(2,159)	-	(2,159)	-	(107,001)
Impairment of acquired intellectual property	-	-	-	-	(24,991,344)
(Loss) gain on foreign exchange	(1,273)	2,622	(19,151)	6,833	(52,397)
Debenture interest	(4,274)	-	(4,274)	-	(277,234)
Debenture accretion expense	(5,346)	-	(5,346)	-	(5,346)
Other	-	-	-	-	19,055
	(7,992)	64,137	(14,184)	152,958	(24,431,587)

Loss before income taxes	(1,524,143)	(3,448,156)	(3,247,600)	(6,600,376)	(71,786,330)

Future income tax recovery	-	260,562	-	488,755	4,526,803

Net loss and comprehensive loss	(1,524,143)	(3,187,594)	(3,247,600)	(6,111,621)	(67,259,527)

Accumulated deficit – Beginning of period	(67,105,318)	(36,738,198)	(65,381,861)	(33,814,171)

Accumulated deficit – End of period	(68,629,461)	(39,925,792)	(68,629,461)	(39,925,792)

Basic and diluted loss per common share	$(0.02)	$(0.04)	$(0.04)	$(0.08)

Basic and diluted weighted average number of common shares outstanding	72,760,717	72,760,717	72,760,717	72,760,717

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Cash Flows
(Unaudited)

(expressed in Canadian dollars)

	Three-month period ended		Six-month period ended		Cumulative from October 30, 2000 to
	June 30, 2008 $	June 30, 2007 $	June 30, 2008 $	June 30, 2007 $	June 30, 2008 $
Cash provided by (used in)

Operating activities
Net loss for the period	(1,524,143)	(3,187,594)	(3,247,600)	(6,111,621)	(67,259,527)
Items not affecting cash
Debenture interest	4,274	-	4,274	-	269,761
Debenture accretion expense	5,346	-	5,346	-	5,346
Amortization	28,976	650,878	58,126	1,301,757	7,993,051
Stock-based compensation	23,207	325,228	40,903	427,358	2,445,238
Common share issued to consultants for services rendered	-	-	-	-	148,000
Impairment of acquired intellectual property	-	-	-	-	25,233,970
Loss on disposal of property and equipment	2,159	-	2,159	-	107,001
Unrealized foreign exchange gain	-	-	-	-	(9,827)
Future income taxes	-	(260,562)	-	(488,755)	(4,526,803)
Change in non-cash working capital items	348,997	(35,232)	540,686	(151,932)	2,356,204
Purchase of short-term investments	(42,487)	(60,907)	(42,843)	(320,231)	(2,428,000)
Redemption of short-term investments	42,143	3,647,085	42,143	6,309,410	12,721,994
	(1,111,528)	1,078,896	(2,596,806)	965,986	(22,943,592)
Financing activities
Repayment of obligations under capital lease	(1,698)	(1,417)	(3,358)	(2,785)	(11,641)
Issuance of share capital – net of share issue costs	(218,972)	-	(218,972)	-	32,847,667
Issuance of secured convertible debentures	1,000,000	-	1,000,000	-	1,084,856
Repurchase of common shares	-	-	-	-	(2,255,776)
	779,330	(1,417)	777,670	(2,785)	31,665,106
Investment activities
Acquisition of property and equipment	-	-	-	-	(1,150,396)
Cash acquired on business acquisitions	-	-	-	-	3,729,561
Proceeds on sale of property and equipment	-	-	-	-	17,753
Expenditures on patents and trademarks	-	-	-	-	(267,626)
Purchase of short-term investments	-	-	-	-	(31,426,872)
Redemption of short-term investments	-	-	-	-	21,090,035
	-	-	-	-	(8,007,545)
(Decrease) increase in cash and cash equivalents	(332,198)	1,077,479	(1,819,136)	963,201	713,969
Cash and cash equivalents – Beginning of period	1,046,167	291,076	2,533,105	405,354	-

Cash and cash equivalents – End of period	713,969	1,368,555	713,969	1,368,555	713,969